UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

December 28, 2022

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd., Suite 500 Pasadena, CA	91101

(Address of principal executive offices)	(Zip Code)

626-244-8053

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modification to Rights of Securityholders

On January 3, 2023, the stockholders of Miso Robotics, Inc. (the “Company”) approved the Eighth Amended and Restated Certificate of Incorporation (the “Restated Certificate”). The Restated Certificate authorized the Company to issue up to 80,000,000 shares of Common Stock, $0.0001 par value per share, and 11,684,802 shares of Preferred Stock, $0.0001 par value per share, that has not been designated. The Restated Certificate removes the authorization for the Series A, Series B, Series C, Series D, and Series E Preferred Stock.

Item 9.	Other Events

On December 27, 2022, the holders of the various classes of Preferred Stock of the Company elected to convert their shares of Preferred Stock into the Common Stock of the Company pursuant to the requirements of the Seventh Amended and Restated Certificate of Incorporation. As of the date of this report, the Company has 40,307,574 shares of Common Stock outstanding, and no shares of Preferred Stock outstanding.

EXHIBITS

2.1 Eighth Amended and Restated Certificate of Incorporation

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Mike Bell
Mike Bell, Chief Executive Officer, President Miso Robotics, Inc.

Date: January 3, 2023